EXHIBIT (a)(5)(iii)



PRESS RELEASE                               SOURCE:  First Trust/Aberdeen Global
                                                     Opportunity Income Fund

FIRST TRUST/ABERDEEN GLOBAL OPPORTUNITY INCOME FUND ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

WHEATON, IL - (BUSINESS WIRE) - JUNE 23, 2017 - First Trust/Aberdeen Global Opportunity Income Fund (NYSE: FAM) (the "Fund") today announced the preliminary results of the tender offer it conducted.

As previously announced, the Fund conducted a tender offer for up to 25% of its outstanding common shares for cash at a price per share equal to 98% of the net asset value per share determined on the expiration date. The Fund's tender offer, which expired at 5:00 p.m. New York City time on Friday, June 23, 2017, was oversubscribed. Due to the fact that the number of shares tendered exceeded the number of shares the Fund offered to purchase, the Fund will purchase the maximum percentage of its outstanding common shares on a pro-rata basis in accordance with the number of shares duly tendered by each shareholder and the terms of the offer to purchase. Based on preliminary information, a total of 8,553,288 shares were tendered.

Those figures do not include shares tendered through notice of guaranteed delivery. The Fund currently expects to announce the final results of the tender offer on Thursday, June 29, 2017.

The Fund is a diversified, closed-end management investment company that seeks to provide a high level of current income. As a secondary objective, the Fund seeks capital appreciation. The Fund pursues these investment objectives by investing in the world bond markets through a diversified portfolio of investment grade and below-investment grade government and corporate debt securities.

First Trust Advisors L.P., the Fund's investment advisor, along with its affiliate, First Trust Portfolios L.P., are privately-held companies which provide a variety of investment services, including asset management and financial advisory services, with collective assets under management or supervision of approximately $107 billion as of May 31, 2017 through unit investment trusts, exchange-traded funds, closed-end funds, mutual funds and separate managed accounts.

Aberdeen Asset Management Inc. ("Aberdeen") serves as the Fund's investment sub-advisor. Aberdeen is a wholly owned subsidiary of Aberdeen Asset Management PLC which is the parent company of an asset management group managing approximately $385.2 billion in assets as of March 31, 2017, including approximately $81.3 billion in fixed-income securities, for a range of pension funds, financial institutions, investment trusts, unit trusts, offshore funds, charities and private clients.

FORWARD-LOOKING STATEMENTS
Certain statements made in this press release are forward-looking statements. Actual results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors.

_______________________________________
CONTACT: Jeff Margolin - (630) 765-7643


SOURCE: First Trust/Aberdeen Global Opportunity Income Fund